Annual Shareholder Meeting Results - Global StocksPLUS(R):

The Fund held its annual meeting of shareholders on July 17, 2013.
Shareholders voted as indicated below:
								        Withheld
						     Affirmative       Authority

Re-election of Deborah A. DeCotis - Class II
to serve until the Annual Meeting for the
2016- 2017 fiscal year 					8,843,881        531,840

Re-election of Bradford K. Gallagher - Class II
to serve until the Annual Meeting for the
2016- 2017 fiscal year 					8,897,826        477,895

Re-election of James A. Jacobson - Class II
to serve until the Annual Meeting for the
2016- 2017 fiscal year 					8,890,267        485,454

The other members of the Board of Trustees as of the time of the meeting, namely, Messrs. Hans W. Kertess, John C. Maney*, William B. Ogden, IV and Alan Rappaport, continued to serve as Trustees of the Fund.

* Interested Trustee